Exhibit 99.48

Sandspring Appoints David Constable to Board and Greg Barnes
as Executive Vice President

Toronto, Ontario, Canada — January 6, 2011 Sandspring Resources Ltd. (SSP:TSX-V) (“Sandspring” or the “Company”) is pleased to announce the appointment of David Constable to the Company’s Board of Directors and P. Greg Barnes as Executive Vice President effective immediately.

David Constable is a professional geologist and has more than 40 years experience in mineral exploration, development and strategic investor relations throughout Canada and internationally.  From 2002-10 he was Vice President Investor Relations for FNX Mining Company Inc. (FNX:TSX), retiring after the 2010 $3.5 billion merger with Quadra Mining Ltd. (QUA:TSX) to create QuadraFNX Mining Ltd. (QUX:TSX).  Previously, from 1996 – 2002, he listed Australia’s Normandy Mining Limited on the Toronto Stock Exchange and marketed Australia’s largest gold producer in North America until its $2.4 billion acquisition in 2002 by Newmont Mining Corporation. David has a BSc (Hons.) from Mount Allison University in New Brunswick, an MBA (Hons.) from Sudbury’s Laurentian University and possesses an ICD.D designation from the Institute of Canadian Directors.

Greg Barnes is an investment professional with more than 20 years domestic and international experience in natural resource and manufacturing project development. Greg has been involved with the Toroparu Project as an investor and technical and financial advisor since 2003. From 1994-2002 Greg developed several international projects including Baku Steel Company, a 300,000 mt/a greenfield steel manufacturing project that he co-founded and served as the Chief Operating Officer until the Company was sold in 2002. From 1989-1994 Greg traded non-ferrous concentrated ores and metals in several Latin American, East European, and Near Eastern markets for Marc Rich & Co. AG Zug, Switzerland.  Greg holds a B.Sc. in Geological Sciences from the University of Texas, Austin and a M.Sc. in Economics from the University of London, London School of Economics & Political Science.  Greg has been a director of Sandspring since February of 2010 and he will continue as a member of the Board.

Rich Munson, CEO of Sandspring, states: “We are very pleased to add these two gentlemen to the Sandspring team as we continue to grow the Company.  In addition to his ICD.D designation, David brings a wide breadth of experience in strategic investor relations, mineral exploration and development, financings and extensive merger and acquisition activities. David will be an active addition to the evolving Sandspring team.

Greg Barnes has been a very important advisor to the Toroparu Project since his initial involvement in 2003 and a key member of our Board of Directors since he joined the Board in 2010. With this appointment as Executive Vice President, Sandspring gains full-time access to Greg’s very strong project management and financial skills as we move the current resource base to the next stages of development.”

The Company has granted to an officer/director 125,000 stock options to purchase common shares of the Company. The stock options are exercisable at $3.54 per share and will expire on or about January 6, 2016. This stock option grant is subject to regulatory approval.

Sandspring is a well-funded company currently exploring and developing the NI 43-101 Toroparu Gold-Copper Project in Guyana, South America. Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For further information, contact:
Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J 1H2
Tel: (807) 252-7800

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This news release includes certain forward-looking statements concerning the future performance of our business, financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions.  Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

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